Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This article contains forward-looking statements, including expectations regarding the post-closing integration of the businesses and product lines of Symantec and VERITAS and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this article. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this article. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this article.

Symantec and VERITAS published the following article on their respective intranet sites on February 1, 2005.

Symantec and VERITAS Host Integration Kick-Off Meeting

Key Themes: Sustaining Business Momentum, Accelerating the Planning Process

More than 100 senior executives and management personnel from Symantec and VERITAS convened in Cupertino, California for a joint Integration Kick-Off Meeting January 24-25. The two-day working session, led by Ed Gillis, Chief Financial Officer of VERITAS, marked the next phase of the planning and collaboration process between each organization’s cross-functional teams and business units.

[Photograph of integration team members with the following caption: Senior executives from Symantec and VERITAS participated in the Integration Kick-Off Meeting, January 24-25.]

Leaders from both companies participated in the high-energy event, representing key groups, including Alliances, Communications and Branding, Facilities, Finance, Human Resources, Information Technology, Legal, Product Lines of Business, Marketing, Operations, Sales, Services, Support, Corporate Development and Technology.

Milestones & Momentum

[Photograph of Gary Bloom and Ed Gillis with the following caption: Gary Bloom, VERITAS Chairman, President and CEO and Ed Gillis, CFO and Integration Lead.]

As integration plans continue to be defined, every aspect of the combined company’s business, from product and solution roadmaps to employee identification badges, and everything in between, is being examined.

Since announcement of the proposed merger on December 16, 2004 (press release available at http://www.symantec.com/press/2004/n041216.html) both companies have dedicated resources toward maintaining momentum and achieving success through this transition period. Over the last 45 days, the integration team has completed several key milestones:

•	Integration Management Office (IMO) organized and staffed (press release available at http://www.symantec.com/press/2005/n050117.html)

•	Integration structure established

•	Hart-Scott-Rodino review filed and the waiting period expired (press release available at http://www.symantec.com/press/2005/n050127.html)

•	Identified integration team leadership

•	Discussed integration plans with both companies boards of directors

•	Conducted integration orientation sessions at each company

Integration Kick-Off Meeting

[Photograph of John Thompson with the following caption: Symantec CEO John Thompson articulated the strategic rationale behind the transaction.]

In his opening remarks to attendees in the main ballroom of the Cypress Hotel, adjacent to Symantec headquarters, Ed Gillis emphasized the principal objectives needed to ensure a successful integration. “These are two market share leaders that are growing rapidly,” he said. “As our combined teams begin working together, it is absolutely critical that we deliver on our existing plans and sustain the business momentum of what are two terrific companies. We have a real opportunity to do something great here. It’s an opportunity that comes along once in a lifetime.”

Sustaining the business momentum is a cornerstone theme that was echoed throughout the meetings. “Our first priority is to deliver on our existing plans,” said John Schwarz, Symantec President and Chief Operating Officer. “We have 100,000 enterprise customers and 100 million consumer customers that we need to continue serving. Our Sales, Support and Services teams need to be focused on executing before and after the close. This is a top priority.”

Other success factors include delivering on the transaction’s synergies, capitalizing on near-term revenue synergies, and articulating the product roadmap and technology strategy of the combined company.

Gillis is leading the overall integration planning and management efforts together with the Integration Management Office, which includes PricewaterhouseCoopers’ merger and acquisition services related to infrastructure planning and implementation and Bain & Company to assist with the integration of customer facing go-to-market functions. Gillis likens his role to that of a train conductor, ensuring that the trains are going in the right direction and arriving in the station on time. “We’re focused on making progress in the right areas and ensuring that joint teams are successful,” he said.

Executive Level Leadership

John W. Thompson, Chairman and CEO, Symantec and Gary L. Bloom, Chairman, President and CEO, VERITAS presented the vision of the combined entity, the strategic rationale behind the transaction and the market opportunity in the security and storage software space going forward. They also discussed the external perceptions regarding the proposed merger, which is expected to close during the second calendar quarter of this year. Together, the two IT industry veterans have a combined history of more than 30-plus acquisitions and integrations.

“This is a merger that anticipates where the market is going,” said Thompson, who engaged the audience with a clear and powerful message. “We have an opportunity to create the strongest and fastest growing software company in its category. Together we will address customers’ desire to reduce the complexity of securing and managing their IT infrastructures while significantly expanding our total market opportunity.”

Gary Bloom, who will be Vice-Chairman and President of the combined company, added that the combination of Symantec and VERITAS is about leveraging two great assets to meet customers’ critical IT infrastructure requirements — a market that is expected to grow to $56 billion by 2007. “There are phenomenal opportunities to integrate our respective products and technologies to more efficiently solve the challenges our customers face.”

Following the executive presentations, about a dozen functional teams fanned out across Symantec’s headquarters in break-out sessions designed to foster working relationships and provide the framework for integration planning. Teams were tasked with identifying the critical tasks necessary to sustain business momentum. They delved into how best to structure their operating models, and also identified short-and near-term integration initiatives to drive value. The results of these sessions were shared with the broader group during presentations on Tuesday. As plans are synthesized, details will be communicated throughout each company.

Business Buzz

On day two, Art Matin, Executive Vice President of Worldwide Sales for VERITAS and Tom Kendra, Senior Vice President, Worldwide Sales for Symantec discussed the most recent CIO Insight survey in which both companies were highly rated. Kendra outlined enterprise customers’ perceptions of both companies. He shared anecdotal information from partners, customers and field reps, which is generally positive. Matin and Kendra both stressed that Sales teams need to continue sustaining and overachieving quarterly revenue quotas.

The remainder of the day was filled with back-to-back presentations by the functional groups, whose leaders paired up to report back to the group.

The atmosphere surrounding the kick-off meeting was charged with a genuinely positive and productive energy, which seemed to reflect both the significance of the occasion as well as the winning corporate cultures of both organizations. The new Symantec, which will have 13,000 employees across more than 200 sites, is expected to be the fourth largest software company in the world, and the fastest growing software company over $3 billion in annual revenue.

“There’s an incredibly positive buzz in the room, people are extremely focused and senior executives from Symantec and VERITAS are paying a great deal of attention to this,” said Henri Isenberg, Vice President of Business Development with Symantec. The companies, he added, have much in common. “Both cultures are integration cultures. Both have acquired and integrated many other companies. Of course, more than 80 percent of any merger’s success is in the details of the integration. Everyone is keenly aware that there is a lot of work ahead of us to make this merger successful.”

J.R. Ahn, Senior Director of Mergers & Acquisitions with VERITAS, whose experience covers many deals, says that this one is unique. “The executive-level presence says a lot about the level of excitement and commitment,” Ahn says. “Ultimately, it’s not about the process or methodology; it’s about the people.”

For additional information about the Symantec VERITAS merger, please visit:
http://phx.corporate-ir.net/phoenix.zhtml?c=89422&p=irol-custom (Symantec and VERITAS to Merge).

VERITAS is required to include the following legend on any communication that may be deemed to be soliciting material under the applicable SEC rules and regulations.

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.